EXHIBIT 12.2

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings from operations	$71,036	$45,872	$233,542	$249,190	$247,592	$126,822	$213,158

Add:
Interest Expense	36,608	39,623	153,334	155,475	152,958	163,629	172,191

Earnings, as Adjusted	$107,644	$85,495	$386,876	$404,665	$400,550	$290,451	$385,349

Combined Fixed Charges and Preferred Share Dividends:
Interest Expense	$36,608	$39,623	$153,334	$155,475	$152,958	$163,629	$172,191
Capitalized Interest	12,440	7,387	37,388	36,425	30,534	24,276	18,549

Total Fixed Charges	49,048	47,010	190,722	191,900	183,492	187,905	190,740
Preferred Share Dividends	6,354	6,684	25,746	30,485	32,715	37,309	56,763

Combined Fixed Charges and Preferred Share Dividends	$55,402	$53,694	$216,468	$222,385	$216,207	$225,214	$247,503

Ratio of Earnings, as Adjusted to Combined Fixed Charges and Preferred Share Dividends	1.9	1.6	1.8	1.8	1.9	1.3	1.6